United States securities and exchange commission logo





                             September 17, 2021

       Martin Schroeter
       Chief Executive Officer
       Kyndryl Holdings, LLC
       One New Orchard Road
       Armonk, NY 10504

                                                        Re: Kyndryl Holdings,
LLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form 10
                                                            Submitted August
31, 2021
                                                            CIK No. 0001867072

       Dear Mr. Schroeter:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 20, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form 10

       Unaudited Pro Forma Condensed Combined Financial Statements, page 35

   1. In order for us to further evaluate your response to prior comment 2 related to adjustment
                                                        (s), please quantify
the amounts included in adjustment (s) that do not relate to the transition services
agreement and tell us whether management believes such amounts are material.

   2. We note your disclosure that receivables with extended payment terms were historically assigned to IBM's
Global Financing business and as such, were not reflected on your historical balance
sheet. Please clarify whether you will retain these receivables in the
 Martin Schroeter
Kyndryl Holdings, LLC
September 17, 2021
Page 2
      spin-off and if so, tell us how you contemplated the need for a pro forma adjustment to reflect such receivables. Alternatively, please revise the notes to the unaudited pro forma condensed combined financial statements to disclose the average balance of such receivables and any related interest income earned and clarify that such receivables have not been reflected in the pro forma financial statements. Refer to
Article 11-02(a)(11) of
      Regulation S-X.
3. Please revise pro forma adjustment (e) to disclose the estimated useful life for the upgraded hardware and the total related depreciation expense that will be recognized in the future once IBM provides such hardware.
4. Please tell us whether the $132 million of retention bonuses referenced in note (g) are included in the pro forma income statement adjustments and if so, revise to include a cross reference to the related adjustment. In this regard, tell us whether note
(n) includes such
      costs. Also, revise note (n) to include a breakdown of the various costs that comprise the total $678 million and $6 million adjustment for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Information, page 81

5. Please refer to prior comment 4. Disclosure indicates that you use the estimated value of signings, in part, to monitor the performance of the business, including the business'
      ability to attract new customers and increase the scope to your existing customer base. As such, please revise to provide a quantified discussion of such breakdown as previously requested.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions



                                                            Sincerely,
FirstName LastNameMartin Schroeter
                                                            Division of
Corporation Finance
Comapany NameKyndryl Holdings, LLC
                                                            Office of
Technology
September 17, 2021 Page 2
cc:       John C. Kennedy
FirstName LastName